Exhibit 99.3

EXECUTION VERSION

LIMITED GUARANTEE

Limited Guarantee, dated as of May 29, 2012 (this “Limited Guarantee”), by P2 Capital Master Fund I, L.P. (the “Limited Guarantor”), in favor of Interline Brands, Inc., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement (defined below).

1.                                       LIMITED GUARANTEE.  To induce the Company to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Isabelle Acquisition Sub Inc., a Delaware corporation (“Merger Sub”), Isabelle Holding Company Inc., a Delaware corporation (“Parent”), and the Company, pursuant to which, upon the terms and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into the Company, the Limited Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Company, on the terms and conditions set forth herein, the due and punctual payment, observance, performance and discharge of 8.05% of (a) any indemnification and/or reimbursement obligations that may arise pursuant to Sections 5.14(a) or (e) or Section 5.15(i) of the Merger Agreement, (b) the Parent Fee, if and when due in accordance with the terms and conditions of the Merger Agreement and (c) all costs and expenses (including attorney’s fees and expenses) reasonably incurred by the Company in connection with the enforcement of the Company’s rights under this Limited Guarantee and under Section 8.7 of the Merger Agreement (collectively, the “Obligations”); provided that the maximum amount payable by the Limited Guarantor hereunder shall not exceed 8.05% of the sum of (x) $68,400,000, (y) the sum of any and all payment obligations of Parent or Merger Sub pursuant to Sections 5.14(a) and (e) and Section 5.15(i) of the Merger Agreement and (z) the amount of all costs and expenses (including attorney’s fees and expenses) reasonably incurred by the Company in connection with the enforcement of the Company’s rights under this Limited Guarantee and under Section 8.7 of the Merger Agreement that results in a judgment against Parent, Merger Sub or the Limited Guarantor (the “Cap”), it being understood that the Company will not seek to enforce this Limited Guarantee for an amount in excess of the Cap.  Further, the Company hereby agrees that, to the extent Parent and Merger Sub are relieved of all or any portion of the Obligations by the satisfaction and payment thereof, the Limited Guarantor shall be similarly relieved of its corresponding Obligations under this Limited Guarantee.

2.                                       NATURE OF LIMITED GUARANTEE.  The Company shall not be obligated to file any claim relating to the Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Limited Guarantor’s obligations hereunder.  In the event that any payment to the Company in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Limited Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made (subject to the terms hereof).  This is an unconditional limited guarantee of payment and not of collectibility.  In furtherance of the foregoing, the Limited Guarantor acknowledges that its liability hereunder shall extend to the full amount of the Obligations, and that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Limited Guarantor to enforce this Limited Guarantee for the full amount of the Obligations, regardless of whether any action is brought against Parent or Merger Sub or whether Parent or Merger Sub is joined in any such action.

3.                                       CHANGES IN OBLIGATIONS, CERTAIN WAIVERS.  The Limited Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Limited Guarantor, extend the time of payment of any of the Obligations, and may also make any agreement with Parent, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company and Parent or any other Person without in any way impairing or affecting the Limited Guarantor’s obligations under this Limited Guarantee.  The Limited Guarantor agrees that, except as expressly set forth in this Limited Guarantee, the Obligations hereunder shall not be released or discharged, in whole or in part, and shall be absolute and unconditional, to the fullest extent permitted by applicable Law, unaffected and irrespective of any of the following (whether or not the Limited Guarantor shall have any knowledge or notice thereof): (a) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub or any other Person, whether now or hereafter liable with respect to any Obligation; (b) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement (in each case, to the extent effected in accordance with the terms of the Merger Agreement) or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (c) the addition, substitution or release of any entity or other Person interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub; (f) the existence of any claim, set-off or other right which the Limited Guarantor may have at any time against Parent or Merger Sub or the Company, whether in connection with any Obligation or otherwise; or (g) the adequacy of any other means the Company may have of obtaining payment of any of the Obligations.  To the fullest extent permitted by law, the Limited Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company.  The Limited Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (except for notices to be provided to Parent in accordance with Section 8.6 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub, and all suretyship defenses generally.  The Limited Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Subject to the provisions of Section 2 and this Section 3, the Limited Guarantor reserves the right to assert defenses which Parent or Merger Sub may have to payment of any Obligation in accordance with the express terms and conditions of the Merger Agreement or that Parent or Merger Sub may have in connection with fraud by the Company or any of its subsidiaries.  Notwithstanding anything to the contrary contained in this Limited Guarantee, the Company hereby agrees that to the extent Parent is relieved of any of its Obligations under Section 7.5 of the Merger Agreement in accordance therewith, the Limited Guarantor shall be similarly relieved of its corresponding Obligations under this Limited Guarantee.

4.                                       NO WAIVER; CUMULATIVE RIGHTS.  No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power.  Each and every right, remedy and power hereby granted to the Company or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time.

5.                                       REPRESENTATIONS AND WARRANTIES.  The Limited Guarantor hereby represents and warrants that:

(a)                                  the execution, delivery and performance of this Limited Guarantee have been duly and validly authorized by all necessary action and do not and will not contravene, conflict with or result in any violation of any provision of the Limited Guarantor’s charter, partnership agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction applicable to or binding on the Limited Guarantor or its assets;

(b)                                 all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority or any other Person necessary for the due execution, delivery and performance of this Limited Guarantee by the Limited Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or any other Person is or will become required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)                                  this Limited Guarantee constitutes a legal, valid and binding obligation of the Limited Guarantor enforceable against the Limited Guarantor in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law); and

(d)                                 the Limited Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Limited Guarantor to fulfill the Obligations under this Limited Guarantee are available to the Limited Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

6.                                       NO ASSIGNMENT.  Neither the Limited Guarantor nor the Company may assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Company or such Limited Guarantor, as the case may be; provided, however, the Limited Guarantor may assign or delegate all or a portion of its obligations hereunder to an Affiliate or to an entity managed or advised by an Affiliate of the Limited Guarantor, provided that no such assignment shall relieve the Limited Guarantor of any liability or obligation hereunder except to the extent actually performed or satisfied by the assignee.

7.                                       NOTICES.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Limited Guarantee shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if deposited in the United States mail, first-class postage prepaid, on the fifth Business Day following the date of such deposit, or (d) if delivered by facsimile transmission, upon confirmation of successful transmission, (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission or is transmitted on a day that is not a Business Day.  All notices, demands and other communications hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Company, to:

Interline Brands, Inc.
701 San Marco Boulevard
Jacksonville, Florida 32207
Attention: Michael J. Grebe

Michael Agliata

Fax: 856-533-1566

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Robert B. Schumer

Paul D. Ginsberg

Fax: 212-757-3990

(b) if to the Limited Guarantor, to:

P2 Capital Partners, LLC
590 Madison Avenue, 25th Floor
New York, NY 10022
Attention: Josh Paulson
Fax: 212-508-5557

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Andrew L. Bab

Gregory V. Gooding

Fax: 212-909-6836

8.                                       CONTINUING LIMITED GUARANTEE.  Unless terminated pursuant to this Section 8, this Limited Guarantee shall remain in full force and effect and shall be binding on the Limited Guarantor, its successors and permitted assigns until all of the Obligations have been indefeasibly paid, observed, performed or satisfied in full.  Notwithstanding the foregoing, this Limited Guarantee shall terminate (other than Section 7 and Section 9 through 16, all of which shall survive any termination of this Limited Guarantee) and the Limited Guarantor shall have no further obligations under this Limited Guarantee as of the earliest of (i) the Closing, (ii) three months from the date of termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would have no obligation to pay the Parent Fee and no obligation for reimbursements pursuant to Sections 5.14(a) or (e) or Section 5.15(i) of the Merger Agreement, and (iii) six months from the date of termination of the Merger Agreement in accordance with its terms in circumstances where the Parent Fee would be payable or Parent would be obligated for reimbursements pursuant to Sections 5.14(a) or (e) or Section 5.15(i) of the Merger Agreement if the Company has not presented a claim in writing for payment of the Obligations to either Parent, Merger Sub, or the Limited Guarantor by such date.  Notwithstanding the foregoing, in the event that the Company or any Controlled Affiliate (as defined below) asserts in any litigation or other proceeding relating to this Limited Guarantee that the provisions of Section 1 hereof limiting the liability of the Limited Guarantor to the Cap or any other provisions of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against the Limited Guarantor or a Limited Guarantor Affiliate (as defined below), Parent, Merger Sub or any Parent Affiliate (as defined below) with respect to the Merger Agreement, the Equity Commitment Letter executed by the Limited Guarantor (the “P2 Equity Commitment Letter”) or the transactions contemplated by the Merger Agreement other than, in each case, liability with respect to any Reserved Claims (as defined below), then (a) the obligations of the Limited Guarantor under this Limited Guarantee shall terminate ab initio and shall thereupon be null and void, (b) if the Limited Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to have such payments refunded by the Company, and (c) neither the Limited Guarantor nor any Limited Guarantor Affiliate (as defined below) or Parent Affiliate (as defined below) shall have any liability to the Company or any of its Affiliates with respect to the Merger Agreement, the P2 Equity Commitment Letter, the transactions contemplated by the Merger Agreement or under this Limited Guarantee.

9.                                       NO RECOURSE.  The Company acknowledges that the sole asset of Parent is a de minimis amount of cash and its rights under the Merger Agreement, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs unless needed to permit Parent or Merger Sub to comply with their obligations under the Merger Agreement to be performed prior to the Closing.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Limited Guarantor may be a partnership, by its acceptance of the benefits of this Limited Guarantee, except in the case of fraud by the Limited Guarantor, the Company acknowledges and agrees that it has no right of recovery with respect to the Obligations or the transactions contemplated by the Merger Agreement against, and no personal liability shall attach to, the Limited Guarantor, any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, representatives or assignees of the Limited Guarantor, Parent, or Merger Sub or any former, current or future equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing (collectively, but excluding Parent or Merger Sub or any successors or permitted assigns thereof, collectively, the “Limited Guarantor Affiliates” or the “Parent Affiliates”), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Merger Sub against the Limited Guarantor, any Limited Guarantor Affiliate or any Parent Affiliate, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover with respect to any Reserved Claims.  Other than with respect to any Reserved Claims, recourse against the Limited Guarantor under this Limited Guarantee shall be the sole and exclusive remedy of the Company and all of its subsidiaries and Affiliates against the Limited Guarantor, the Limited Guarantor Affiliates, Parent, Merger Sub and the Parent Affiliates in respect of the Obligations or otherwise arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or hereby or otherwise relating thereto.  Except as contemplated under Section 6 hereof, nothing set forth in this Limited Guarantee shall be construed to give to any Person other than the Company and the Limited Guarantor (including, without limitation, any Person acting in a representative capacity) any rights or remedies against any Person other than the Company and the Limited Guarantor as expressly set forth herein.

10.                                 RELEASE.  (a) By its acceptance of this Limited Guarantee, the Company hereby covenants and agrees that (1) neither the Company nor any of its subsidiaries or affiliates, and the Company agrees, to the maximum extent permitted by law, none of its affiliates, members, securityholders or representatives, has or shall have any right of recovery under or in connection with the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right, it, to the maximum extent permitted by law, hereby waives (on its own behalf and on behalf of each of the aforementioned Persons) each and every such right against, and hereby releases, the Limited Guarantor, Parent, Merger Sub, any Limited Guarantor Affiliate or any Parent Affiliate, from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Merger Sub (or any other Person) against the Limited Guarantor, Parent, Merger Sub, any Limited Guarantor Affiliate, any Parent Affiliate, or otherwise under any theory of law or equity (the “Released Claims”), other than the following claims (collectively, the “Reserved Claims”):  (A) claims against the Limited Guarantor pursuant to this Limited Guarantee for up to the Cap, (B) claims against the Limited Guarantor under the Confidentiality Agreement, (C) claims against the

Limited Guarantor, Parent, Merger Sub, any Limited Guarantor Affiliate or any Parent Affiliate for their own fraud, and (D) claims against Parent or Merger Sub under the Merger Agreement, including, without limitation, claims for specific performance pursuant to Section 8.7(b) of the Merger Agreement to cause the commitments under the P2 Equity Commitment Letter to be funded in accordance with the terms thereof; and (2) other than with respect to any Reserved Claims, recourse against the Limited Guarantor under this Limited Guarantee (and solely to the extent of the Obligations) shall be the sole and exclusive remedy of the Company and the Company agrees, to the maximum extent permitted by Law, each of its affiliates and representatives, against the Limited Guarantor, Parent, Merger Sub, any Limited Guarantor Affiliate and any Parent Affiliate in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto.  The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Controlled Affiliates (as defined below) not to institute, and shall instruct its affiliates that are not Controlled Affiliates not to institute, in the name of or on behalf of the Company or any other Person, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, against the Limited Guarantor, Parent, Merger Sub, any Limited Guarantor Affiliate or any Parent Affiliate except, in each case, any Reserved Claims.  The Limited Guarantor hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable, in whole or in part.  The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, any Person liable for any of the Obligations prior to proceeding against the Limited Guarantor or any of them.  For purposes of this Limited Guarantee, “Controlled Affiliate” of any Person means any affiliate that such Person directly or indirectly controls (within the meaning of Rule 12b-2 of the United States Securities and Exchange Act of 1934, as amended) and, for purposes of this Limited Guarantee, includes the directors and officers of such Person when acting in their respective capacities as such.

(b)  For all purposes of this Limited Guarantee, pursuit of a claim against a Person by the Company or any of the Company’s subsidiaries or Controlled Affiliates shall be deemed to be pursuit of a claim by the Company.  A Person shall be deemed to have pursued a claim against another Person if such first Person brings a legal action against such other Person, adds such other Person to an existing legal proceeding, or otherwise asserts a legal claim of any nature against such other Person.

(c)  The Company acknowledges that the Limited Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 10.  This Section 10 shall survive termination of this Limited Guarantee.

11.                                 GOVERNING LAW; SUBMISSION TO JURISDICTION.  This Limited Guarantee, including the validity hereof and the rights and obligations of the parties hereunder, all amendments and supplements hereto and the transactions contemplated hereby, and all actions or proceedings arising out of or relating to this Limited Guarantee, of any nature whatsoever, shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Limited Guarantee may be brought against any of the parties in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware, or if such courts shall not have jurisdiction, any state court of the State of Delaware, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. Each party agrees (a) it will not attempt to deny or defeat personal jurisdiction or venue in any such court by motion or otherwise, and (b) it will not bring any action relating to this Limited Guarantee or any of the transactions contemplated by this Limited Guarantee in any court other than any such court.

12.                                 WAIVER OF JURY TRIAL.  EACH PARTY AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LIMITED GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS LIMITED GUARANTEE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.                                 CONFIDENTIALITY.  This Limited Guarantee shall be treated as confidential and is being provided to the Company solely in connection with the transactions contemplated by the Merger Agreement.  This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Limited Guarantor (so long as such consent is not unreasonably withheld, delayed or conditioned); provided, however, that the Company may disclose the existence of this Limited Guarantee to the extent required by applicable Law, the applicable rules of any national securities exchange or in connection with any U.S. Securities Exchange Commission filings relating to the transactions contemplated by the Merger Agreement, or to the Company’s officers, directors, employees, advisors, representatives and agents.

14.                                 ENTIRE AGREEMENT.  Together with the Merger Agreement, the Confidentiality Agreement executed by P2 Capital Partners, LLC and the Company (the “Confidentiality Agreement”) and the P2 Equity Commitment Letter delivered by the Limited Guarantor, this Limited Guarantee constitutes the sole agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings and agreements, whether written or oral, between Parent and the Limited Guarantor or any of their affiliates, on the one hand, and the Company and any of its affiliates, on the other hand.

15.                                 SEVERABILITY.  Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable under the Cap provided in Section 1 hereof and to the provisions of Sections 3, 9 and 10 hereof.

16.                                 NO THIRD PARTY BENEFICIARIES.  Except for the rights of the Limited Guarantor Affiliates and Parent Affiliates under Section 9 and Section 10, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

17.                                 AMENDMENT.  Neither this Limited Guarantee nor any of the terms hereof may be terminated, amended, supplemented or modified orally, but only by an instrument in writing signed by the Limited Guarantor and the Company.  The observance of any provision of this Limited Guarantee may be waived only if the Limited Guarantor and the Company consent to such waiver in writing.

18.                                 COUNTERPARTS.  This Limited Guarantee may be executed and delivered in any number of counterparts (including by facsimile or electronic mail with attachment in pdf format), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

19.                                 INTERPRETATION.  All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

[signatures on following page]

IN WITNESS WHEREOF, the Limited Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

P2 CAPITAL MASTER FUND I, L.P.

By:	P2 Capital GP, LLC
General Partner

By:	/s/ Claus J. Moller
Name: Claus J. Moller
Title: Managing Member

[Signature Page to P2 Limited Guarantee]

IN WITNESS WHEREOF, the Company has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

INTERLINE BRANDS, INC.

By:	/s/ Michael Agliata
Name: Michael Agliata
Title: VP, General Counsel & Secretary

[Signature Page to P2 Limited Guarantee]